Exhibit 99.1

News Release

November 15, 2016

Foamix Reports Third Quarter 2016 Financial Results and Provides Business Update

Conference Call and Webcast on Wednesday, November 16, 2016 at 8:30am Eastern / 5:30am Pacific

Rehovot, Israel November 15, 2016 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals” or the “Company”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announced today financial results for the three and nine months ended September 30, 2016.

Clinical, business and corporate developments for the three months ended September 30, 2016 and to date:

•	Target enrollment for the ongoing Phase 3 trials of FMX101 in patients with moderate-to-severe acne (900 patients) has been reached.
o	Additional over-enrollment of patients will continue to accommodate those patients who currently are in the screening process for the two (2) Phase 3 clinical trials.
o	Final patient enrollment is expected to be complete by end of November 2016.
o	The Company expects to release topline results during the first half of 2017.
•
The Phase 2 for FMX103 in patients with papulopustular rosacea was completed in September 2016, four months ahead of the planned schedule. FMX103 demonstrated high clinically and statistically significant efficacy in treating moderate-to-severe rosacea, and it appeared to be safe and well tolerated.

•	U.S. Sales of Finacea® Foam, azelaic acid 15% for the treatment of rosacea, continue to grow.
o	Based on sales of Finacea® Foam reported by Bayer HealthCare AG for Q3, 2016 Foamix is entitled to royalty payments of $794,000, up 6% from the second quarter of 2016.
o	Foamix is also entitled to additional contingent payments totaling $1.75 million, due to Bayer’s achievement of net sales in excess of the target set for this product.
o
Finacea® Foam was developed through a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. The drug was launched by Bayer in the USA in September, 2015.

•
On September 30, 2016, Foamix completed a successful follow-on public equity offering at a price per share of $9.50, raising $58.1 million including the exercise of the underwriters’ option (that was exercised in October 2016) to purchase an additional 411,959 shares. Net proceeds to the Company (including from the underwriters’ option), after expenses and underwriter fees, totaled $54.1 million.

•	Foamix’s intellectual property portfolio continues to expand. The Company currently has 145 patents issued worldwide and 49 patents issued in the United States.

Financial highlights for the three months ended September 30, 2016:

•
Total revenues were $2.5 million compared with $22,000 for the three months ended September 30, 2015. The revenues in the quarter included royalty payments of $794,000 from Bayer HealthCare AG for the sales of Finacea® Foam and additional contingent payments totaling $1.75 million, due to Bayer’s achievement of net sales in excess of the target set for this product.

•
Research and development expenses were $5.9 million, compared with $2.0 million in the three months ended September 30, 2015. This increase resulted primarily from an increase in costs relating to the FMX101 and FMX103 clinical trials as well as an increase in payroll and related expenses due to an increase in the number of R&D employees.

•
Selling, general and administrative expenses were $2.6 million, compared with $1.6 million in the three months ended September 30, 2015. The increase in selling, general and administrative expenses resulted primarily from increases in payroll and other payroll-related expenses, market research costs, expenses related to the Company’s board of directors (including stock-based compensation) and patent and trademark expenses.

•	Operating expenses totaled $8.5 million, compared with $3.6 million in the three months ended September 30, 2015.
•	Net loss was $5.8 million or $0.19 per share, basic and diluted, compared with a loss of $3.4 million or $0.11 per share, basic and diluted, for the three months ended September 30, 2015.
•	Cash, cash equivalents, short and long-term investments as of September 30, 2016 totaled $140.1 million, compared with approximately $103.8 million as of December 31, 2015.

Financial highlights for the nine months ended September 30, 2016:

•
Total revenues were $4.0 million compared with $579,000 for the nine months ended September 30, 2015. Revenues for the nine months ended September 30, 2016 included mostly royalty payments in the amount of $2.2 million from Bayer HealthCare AG for the sales of Finacea® Foam and additional contingent payments totaling $1.75 million, due to Bayer’s achievement of net sales in excess of the target set for this product.

•
Research and development expenses were $16.2 million, compared with $6.9 million in the nine months ended September 30, 2015. The increase in research and development expenses relates to the Company’s Phase 3 clinical trials for FMX101, its lead product candidate for treatment of moderate-to-severe acne, the completion of Phase 2 clinical trials for FMX103, the Company’s lead product candidate for treatment of papulopustular rosacea, an increase in costs of advisers and consultants relating to R&D clinical trials, as well as an increase in payroll and related expenses due to an increase in the number of R&D employees.

•
Selling, general and administrative expenses were $6.4 million, compared with $5.0 million in the nine months ended September 30, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase in payroll, payroll-related expenses, market research expenses and travel expenses.

•	Operating expenses totaled $18.6 million, compared with $11.4 million in the nine months ended September 30, 2015.
•	Net loss was $18.5 million or $0.60 per share, basic and diluted, compared with a loss of $11.1 million or $0.41 per share, basic and diluted, for the nine months ended September 30, 2015.

Management overview

During the third quarter of 2016 we continued to progress the development of our lead clinical-stage product candidates, FMX101 for the treatment of moderate-to-severe acne, and FMX103 for the treatment of moderate-to-severe papulopustular rosacea.

Regarding FMX101, in early May 2016, we commenced our Phase 3 clinical trials for the treatment of moderate-to-severe acne.

The Phase 3 program consists of two multi-center trials, each with a target enrollment of 450 patients with moderate-to-severe acne.  Patients are being randomized on a 2:1 basis (active vs vehicle), initially into a 12-week double-blind vehicle-controlled phase where patients will be treated once daily with either 4% minocycline foam or vehicle.  The double-blind portion of the studies will be followed by 9 months of open-label treatment with the active 4% foam to evaluate the safety of intermittent use of FMX101.

The two co-primary efficacy endpoints are (1) the absolute change from baseline in inflammatory lesion counts in each treatment group at week 12; and (2) the proportion of patients achieving success at week 12 as defined by an Investigator’s Global Assessment (IGA) score of “clear” or “almost clear” (score of 0 or 1) and at least a 2-grade improvement (decrease) from baseline at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs.

Target enrollment for the two Phase 3 trials of FMX101 (900 patients) has been reached.  We will allow for additional patients who are currently in the screening process for the Phase 3 clinical trials to finish that process and also be enrolled. We anticipate final patient enrollment to be completed by the end of November, 2016; and we maintain our expectation to report top-line results from the blinded portion of these trials in the first half of 2017.

FMX101 has the potential to be the first clinically-viable topical formulation of minocycline. This product candidate is being developed in the U.S. under the FDA’s abbreviated 505(b)(2) pathway.

FMX103, for the treatment of moderate-to-severe papulopustular rosacea, has the same active ingredient, minocycline, as our lead candidate, FMX101.

In September 2016, we announced the topline results of a Phase 2 clinical trial of FMX103 for the treatment of moderate-to-severe papulopustular rosacea. The double-blind, randomized, placebo-controlled Phase 2 trial included 233 patients with moderate-to-severe rosacea enrolled at 18 sites in Germany. Patients were randomized to receive either 1 of 2 doses of FMX103 minocycline foam (3% or 1.5%) or vehicle foam once daily over 12 weeks, followed up by a 4-week post-treatment evaluation.  Clinically and statistically significant differences were demonstrated for improvement in the efficacy endpoints (reduction in the number of inflammatory lesions – papules and pustules, and improvement of Investigator Global Assessment score) for FMX103 compared with the vehicle-treated group.

We intend to meet with the FDA to review the results of our Phase 2 clinical trial of FMX103 and discuss next steps in progressing into a Phase 3 program, which we hope to commence in 2017.

Development activities continue for both FMX102 (minocycline foam for the treatment of impetigo) and FDX104 (doxycycline foam for the management of acne-like rash associated with EGFRI use). We will provide updates on these programs as they materialize.

During the Q3, 2016 our patent portfolio expanded and we currently have 145 patents issued worldwide and 49 patents issued in the United States.

In addition to our internal drug development pipeline, we have development and license agreements relating to our proprietary foam technology with other pharmaceutical companies, including Bayer Healthcare, Merz, Allergan and Prestium, which was recently acquired by Mylan, in various stages of development and commercialization. Our agreements with these licensees entitle us to development fees, contingent payments and royalties upon commercialization.

In September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15% for the treatment of rosacea) in the U.S.  Finacea® foam is a prescription foam product which was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. According to our license agreement with Bayer, we are entitled to royalties and certain contingent payments upon commercialization of Finacea Foam. For the three months ended September 30, 2016, we were entitled to royalties from Bayer Healthcare in an amount of $794,000, up 6% from the second quarter of 2016. Furthermore, the Company is entitled to additional payments of $1.75 million due to achievement of certain revenue level by Bayer, based on Bayer’s net sales of Finacea® Foam during such period.

Financial results for the three months ended September 30, 2016

Revenues
Total revenues for the three month ended September 30, 2016 were $2.5 million compared with $22,000 for the three months ended September 30, 2015. The revenues in the quarter included royalty payments from Bayer HealthCare AG for the sales of Finacea® Foam of $794,000 and additional contingent payments totaling $1.75 million, due to Bayer’s achievement of net sales in excess of the target set for this product. Revenues for the three months ended September 30, 2015 included payments for development projects with other customers.

Operating Expenses
Our operating expenses for the three months ended September 30, 2016 and 2015 were as follows:

Research and Development Expenses
Research and development expenses increased by $3.9 million, or 195%, from $2.0 million in the three months ended September 30, 2015 to $5.9 million in the three months ended September 30, 2016. The increase in research and development expenses resulted primarily from an increase of $3.3 million in costs relating to the FMX101 and FMX103 clinical trials and an increase of $567,000 in payroll and payroll related expenses due to an increase in the number of R&D employees (including bonuses and stock-based compensation).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $919,000, or 57%, from $1.6 million in the three months ended September 30, 2015 to $2.6 million in the three months ended September 30, 2016. The increase in selling, general and administrative expenses resulted primarily from an increase of $439,000 in payroll and other payroll-related expenses (including bonuses and stock-based compensation) and $296,000 in market research costs; an increase of $72,000 in expenses related to the Company’s board of directors (including stock-based compensation) and a $58,000 increase in patent and trademark expenses;

Finance Income, Net
For the three months ended September 30, 2016 we recorded financial income of $193,000 as opposed to financial income of $203,000 recorded for the three months ended September 30, 2015. The financial income in the three months ended September 30, 2016 and 2015 resulted mostly from interest and financial gains from our cash investments.

Net Loss
For the three months ended September 30, 2016 we recorded a loss of $5.8 million or $0.19 per share, basic and diluted, compared with a loss of $3.4 million or $0.11 per share, basic and diluted, for the three months ended September 30, 2015.

Financial results for the nine months ended September 30, 2016

Revenues
Total revenues for the nine months ended September 30, 2016 were $4.0 million compared with $579,000 for the nine months ended September 30, 2015. Revenues for the nine months ended September 30, 2016 included mostly royalty payments in the amount of $2.2 million, from Bayer HealthCare AG for the sales of Finacea® Foam and additional contingent payments totaling $1.75 million, due to Bayer’s achievement of net sales in excess of the target set for this product. Revenues for the nine months ended September 30, 2015 included payments for development projects with other customers.

Operating Expenses
Our operating expenses for the nine months ended September 30, 2016 and 2015 were as follows:

Research and Development Expenses
Research and development expenses increased by $9.3 million, or 135%, from $6.9 million in the nine months ended September 30, 2015 to $16.2 million in the nine months ended September 30, 2016. The increase in research and development expenses resulted primarily from an increase of $7.6 million in costs relating to the FMX101 and FMX103 clinical trials; an increase of $1.4 million in payroll and payroll related expenses (including bonuses and stock-based compensation) due to an increase in the number of R&D employees; and an increase of $272,000 in advisory and consulting expenses.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $1.4 million or 28%, from $5.0 million in the nine months ended September 30, 2015 to $6.4 million in the nine months ended September 30, 2016. The increase in selling, general and administrative expenses resulted primarily from an increase of $673,000 in payroll and other payroll-related expenses (including bonuses and stock-based compensation); an increase of $389,000 in market research expenses; an increase of $77,000 in expenses related to the Company’s board of directors (including stock-based compensation); and an increase of $177,000 in travel expenses;

Finance Income, net
For the nine months ended September 30, 2016 we recorded financial income of $353,000 compared to $269,000 recorded for the nine months ended September 30, 2015. The increase in financial income resulted from an increase in interest and financial gains from our cash investments, partially offset by expenses on the loan received from BIRD foundation and fully repaid during the second quarter of 2016.

Net Loss
For the nine months ended September 30, 2016 we recorded a loss of $18.5 million or $0.60 per share, basic and diluted, compared with a loss of $11.1 million or $0.41 per share, basic and diluted, for the nine months ended September 30, 2015.

Liquidity and Capital Resources
As of September 30, 2016, we had cash, cash equivalents, short and long-term investments of $140.1 million, compared with $103.8 million as of December 31, 2015. The increase was mostly due to the successful follow-on public equity offering which closed on September 30, 2016 at a price per share of $9.50, raising $54.1 million. Net proceeds, after expenses and underwriter fees, totaled $50.4 million (before the exercise of the underwriters’ option in October 2016), offset by operating expenses primarily relating to the clinical trials. During the nine months ended September 30, 2016 we used $14.6 million in cash in our operations compared to $8.7 million used in operating activities in the nine months ended September 30, 2015.

Conference Call
Management will host an investment community conference call on November 16, 2016 at 8:30 a.m. Eastern / 5:30 a.m. Pacific / 3:30 p.m. Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-224-1005; International: +1-913-312-0863. Conference ID: 7822862.  Webcast: http://public.viavid.com/index.php?id=121499

A replay of the call will be accessible two hours after its completion through November 30, 2016 by dialing Domestic: 844-512-2921; International: +1-412-317-6671; Passcode: 7822862. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com.

About Foamix
Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX 103 for the treatment of rosacea and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Mylan.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 161477078) filed on March 7, 2016, and elsewhere in that Annual Report. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Erbitux® is a registered trademark of Eli Lilly and Company. Vectibix® is a registered trademark of Amgen Inc. Finacea® is a registered trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Ilan Hadar, CFO	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ilan.hadar@foamixpharma.com	mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30,	December 31,
	2016	2015
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$75,605	$18,795
Short term bank deposits	28,225	13,107
Investment in marketable securities	25,842	23,693
Restricted investment in marketable securities	956	769
Accounts receivable:
Trade	2,544	314
Other	263	471
TOTAL CURRENT ASSETS	133,435	57,149

NON-CURRENT ASSETS:
Investment in marketable securities	9,507	32,285
Investment in long term bank deposits	-	15,130
Property and equipment, net	845	646
Other	35	35
TOTAL NON-CURRENT ASSETS	10,387	48,096

TOTAL ASSETS	$143,822	$105,245

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30,	December 31,
	2016	2015
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturities of bank borrowing	$28	$31
Accounts payable and accruals:
Trade	3,094	1,353
Deferred revenues	-	29
Other	3,945	2,169
Loan from the BIRD foundation	-	476
TOTAL CURRENT LIABILITIES	7,067	4,058

LONG-TERM LIABILITIES:
Bank borrowing	-	20
Liability for employee severance benefits	388	365
TOTAL LONG-TERM LIABILITIES	388	385
TOTAL LIABILITIES	7,455	4,443
COMMITMENTS
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of September 30, 2016 and December 31, 2015; issued and outstanding: 36,599,397 and 30,639,134 Ordinary Shares as of September 30, 2016 and December 31, 2015, respectively	1,537	1,284
Additional paid-in capital	199,500	145,878
Accumulated deficit	(64,735)	(46,230)
Accumulated other comprehensive income (loss)	65	(130)
TOTAL SHAREHOLDERS' EQUITY	136,367	100,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	143,822	$105,245

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2016	2015	2016	2015
REVENUES	$4,041	$579	$2,544	$22
COST OF REVENUES	51	46	8	10
GROSS PROFIT	3,990	533	2,536	12
OPERATING EXPENSES:
Research and development	16,232	6,900	5,932	1,985
Selling, general and administrative	6,388	5,026	2,550	1,631
TOTAL OPERATING EXPENSES	22,620	11,926	8,482	3,616
OPERATING LOSS	18,630	11,393	5,946	3,604
FINANCE INCOME, net	(353)	(269)	(193)	(203)
LOSS BEFORE INCOME TAX	18,277	11,124	5,753	3,401
INCOME TAX	228	9	51	-
NET LOSS FOR THE PERIOD	$18,505	$11,133	$5,804	$3,401

LOSS PER SHARE BASIC AND DILUTED	$0.60	$0.41	$0.19	$0.11

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	30,673	27,430	30,703	30,547

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2016	2015	2016	2015
NET LOSS	$18,505	$11,133	$5,804	$3,401
OTHER COMPREHENSIVE INCOME:
Net unrealized losses (gains) from marketable securities	(164)	(27)	3	(9)
Gains (losses) on marketable securities reclassified into net loss	4	(67)	-	-
Net unrealized losses (gains) on derivative financial instruments	(48)	2	(22)	60
Gains on derivative financial instruments reclassified into net loss	13	-	9	-

TOTAL OTHER COMPREHENSIVE LOSS (INCOME)	(195)	(92)	(10)	51
TOTAL COMPREHENSIVE LOSS	$18,310	$11,041	$5,794	$3,452

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$18,505	$11,133
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	103	58
Changes in marketable securities and bank deposits, net	180	67
Changes in accrued liability for employee severance benefits, net of retirement fund profit	23	15
Share-based compensation	2,071	1,226
Non-cash finance expenses (income), net	(2)	53
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable	(2,022)	128
Increase in other non-current assets	-	(1)
Increase (decrease) in accounts payable and accruals	3,523	883
Net cash used in operating activities	(14,629)	(8,704)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(302)	(246)
Investment in bank deposits	(700)	(28,025)
Investment in marketable securities	(13,000)	(65,913)
Proceeds from sale and maturity of marketable securities and bank deposits	34,134	18,053
Net cash provided by (used in) investing activities	20,132	(76,131)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through public offerings, net of issuance costs	50,453	64,202
Proceeds from exercise of warrants	1,296	2,189
Proceeds from exercise of options	55	317
Payments in respect of BIRD loan	(476)	-
Payments in respect of bank borrowings	(24)	(23)
Net cash provided by financing activities	51,304	66,685
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56,807	(18,150)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	3	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	18,795	43,008
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$75,605	$24,858
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS -
Cashless exercise of warrants	$-	$4

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes	$141	$9
Interest received	$769	$742
Interest paid	$238	$1